Exhibit 107

Calculation of Filing Fee Tables

Schedule 14C
(Form Type)

Lazydays Holdings, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Proposed maximum aggregate value of transaction	Fee rate	Amount of filing fee
Fees to Be Paid	$246,500,000(1)	0.00013810	$34,041.65(2)
Fees Previously Paid
Total Transaction Valuation	$246,500,000
Total Fees Due for Filing			$34,041.65
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$34,041.65

(1)	The property to be received by the registrant in this transaction consists entirely of cash. In accordance with 17 CFR § 240.0-11(c)(2), the transaction valuation is equal to the total amount of cash expected to be received by the registrant at the closing of this transaction.

(2)	The filing fee was calculated in accordance with 17 CFR § 240.0-11(c)(2) by multiplying the transaction valuation by the fee rate.